

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCEMENT OF 2003 DEFINITIVE DIVIDEND PAYMENT

(Santiago, April 23, 2004) CCU (NYSE: CU)- The Regular Stockholders' Meeting held yesterday, approved the distribution, with charge to year 2003's profits, of the definitive dividend No. 227, which amounts to Ch$51.5867 per share (Ch$257.9335 per ADR), totaling Ch$16,431 million. The Company's definitive dividend will be paid on April 30, 2004 and distributed among its 318,502,872 shares of record as of April 24, 2004.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.